SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 March 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 20 February 2015
99.2	Holding(s) in Company dated 23 February 2015
99.3	Director/PDMR Shareholding dated 23 February 2015
99.4	Total Voting Rights dated 02 March 2015
99.5	Director/PDMR Shareholding dated 02 March 2015
99.6	Director/PDMR Shareholding dated 06 March 2015

99.1

20 February 2015
INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

In respect of the conditional rights over ordinary shares of InterContinental Hotels Group PLC (the "Company") awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on 19 February 2015 that, following the vesting on 18 February 2015 of the LTIP award for the period ended 31 December 2014, the following numbers of shares (net of income tax and social security liabilities) were released for no consideration to the following directors and other PDMRs:

Directors                                                                                      Net number of shares awarded
Paul Edgecliffe-Johnson                                                                                  8,708
Tracy Robbins                                                                                                 17,606
Richard Solomons                                                                                           30,812

Other PDMRs

Keith Barr                                                                                                         11,832
Angela Brav                                                                                                     10,573
Eric Pearson                                                                                                     11,632
Jan Smits                                                                                                          21,877
George Turner                                                                                                 11,145

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.
In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

99.2

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	19 February 2015
6. Date on which issuer notified:	20 February 2015
7. Threshold(s) that is/are crossed or reached:	Below 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GBOOBN33FD40	7,246,013	7,246,013			6,860,013		2.9053%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
6,860,013	2.9053%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC
15. Contact telephone number:	01895 512 000

Schedule A

As of 19 February 2015

InterContinental Hotels Group PLC	Number of Shares	Percent of Outstanding

The Capital Group Companies, Inc. ("CG") holdings	6,860,013	2.905%

Holdings by CG Management Companies and Funds:

Capital Research and Management Company	6,860,013	2.905%

99.3

23 February 2015

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

1.    On 23 February 2015, the Company was notified that, on 23 February 2015, the following directors and other PDMRs were awarded rights over the numbers of ordinary shares of 15 265/329 pence in the Company ("Ordinary
       Shares") for no consideration under the Company's Annual Performance Plan in respect of the 2014 financial year as shown below:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	12,105
Tracy Robbins	12,595
Richard Solomons	22,049

Other PDMRs
Keith Barr	9,918
Angela Brav	8,666
Kenneth Macpherson	4,223
Eric Pearson	9,276
Jan Smits	8,041
George Turner	8,050

The awards are conditional and a participant's award may be forfeited if he/she ceases employment with the Group before 23 February 2018.

2.    On 23 February 2015, the Company was notified that, in respect of the conditional rights over Ordinary Shares awarded to a number of participants in the Company's Annual Bonus Plan in respect of the 2011 financial year, the following numbers of deferred Ordinary Shares (net of income tax and social security liabilities) were, on 20 February 2015, transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors and other PDMRs:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	2,723
Tracy Robbins	10,441
Richard Solomons	16,805

Other PDMRs
Keith Barr	5,408
Angela Brav	4,017
Eric Pearson	2,885
Jan Smits	11,336
George Turner	6,830
3. On 23 February 2015, the Company was notified that, on 23 February 2015, Elie Maalouf, a Person Discharging Managerial Responsibilities, was awarded:
        i.  conditional rights over 11,411 Ordinary Shares under the Company's Long Term Incentive Plan ("LTIP") 2013/2015, this being the maximum number of shares that can be transferred if performance conditions are met in full. The performance measurement period is from 1 January 2013 to 31 December 2015 and the award will vest on the business day after the announcement of the Company's 31 December 2015 year-end financial results.

        ii. conditional rights over 28,529 Ordinary Shares under the Company's LTIP 2014/2016, this being the maximum number of shares that can be transferred if performance conditions are met in full. The performance measurement period is from 1 January 2014 to 31 December 2016 and the award will vest on the business day after the announcement of the Company's 31 December 2016 year-end financial results.

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.
In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

99.4

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 28 February 2015, the Company's issued share capital consisted of 247,655,712 ordinary shares of 15 265/329 pence each with voting rights and the Company held 11,538,456 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company was 236,117,256.

The above figure, 236,117,256 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

    (i) RICHARD SOLOMONS - DIRECTOR, CHIEF EXECUTIVE OFFICER

    (ii) ANGELA BRAV - PDMR, CHIEF EXECUTIVE, EUROPE

    (iii) GEORGE TURNER - PDMR, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
            AND COMPANY SECRETARY

    (iv) JAN SMITS - PDMR, CHIEF EXECUTIVE, ASIA, MIDDLE EAST AND AFRICA
			(i) (a) N/A (b) SPOUSE - KARIN SOLOMONS (ii) N/A (iii) SPOUSE - DARIA TURNER (iv) N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 15 265/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) (a) RICHARD SOLOMONS (b) KARIN SOLOMONS (ii) ANGELA BRAV (iii) GEORGE TURNER - 17,975 SHARES, DARIA TURNER 0 SHARES (BEFORE TRANSACTION) (iv) JAN SMITS		(i) (a) SALE (b) SALE (ii) SALE (iii) TRANSFER BY GEORGE TO DARIA (iv) (a) SALE (b) SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) (a) RICHARD SOLOMONS - 47,617 SHARES (b) KARIN SOLOMONS - 16,908 SHARES (ii) ANGELA BRAV - 10,573 SHARES (iii) GEORGE TURNER - 17,975 SHARES (iv) JAN SMITS - (a) 21,877 SHARES (b) 11,336 SHARES		NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) (a) 26.39 GBP (b) 26.96 GBP (ii) 26.39 GBP (iii) NIL CONSIDERATION (iv) (a) 26.39 GBP (b) 26.50 GBP		(i) (a) 27 FEBRUARY 2015 (b) 27 FEBRUARY 2015 (ii) 27 FEBRUARY 2015 (iii) 27 FEBRUARY 2015 (iv) (a) 27 FEBRUARY 2015 (b) 27 FEBRUARY 2015
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

    (i) RICHARD SOLOMONS - 595,689, INCLUDING ALL NOTIFIABLE INTERESTS;
         PERCENTAGE HOLDING IS NEGLIGIBLE

    (ii) ANGELA BRAV - 124,260, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE
          HOLDING IS NEGLIGIBLE

    (iii) GEORGE TURNER - 101,903, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

    (iv) JAN SMITS - 124,665, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE
           HOLDING IS NEGLIGIBLE
			(i) (a) 28 FEBRUARY 2015 (b) 28 FEBRUARY 2015 (ii) 28 FEBRUARY 2015 (iii) 28 FEBRUARY 2015 (iv) (a) 28 FEBRUARY 2015 (b) 28 FEBRUARY 2015

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                               01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 2 MARCH 2015

99.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	(i) KEITH BARR - PDMR, CHIEF COMMERCIAL OFFICER (ii) ANGELA BRAV - PDMR, CHIEF EXECUTIVE, EUROPE		(i) N/A (ii) N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 15 265/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) KEITH BARR - 136,206 SHARES (ii) ANGELA BRAV - 124,260 SHARES		(i) SALE (ii) SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) KEITH BARR - 17,240 SHARES (ii) ANGELA BRAV - 4,017 SHARES		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) 26.83 GBP (ii) 26.83 GBP		(i) 5 MARCH 2015 (ii) 5 MARCH 2015
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	(i) KEITH BARR - 118,966, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE (ii) ANGELA BRAV - 120,243, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		(i) 6 MARCH 2015 (ii) 6 MARCH 2015

Name of contact and telephone number for queries:

NICOLETTE HENFREY 01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 6 MARCH 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 March 2015